Exhibit (k)(6)

CRESCENT CAPITAL FINANCE GROUP, INC.

11100 Santa Monica Boulevard

Suite 2000

Los Angeles, California 90025

February 24, 2012

CCFG Advisors, LLC

11100 Santa Monica Boulevard

Suite 2000

Los Angeles, CA 90025

Re: Letter Agreement regarding Reimbursement of Sales Load Payment

Ladies and Gentlemen:

In connection with your agreement to pay to the underwriters all of the sales load of $7.5 million (or up to $8.6 million upon exercise by the underwriters in full of their overallotment option) in connection with the initial public offering of common stock (the “IPO”) of Crescent Capital Finance Group, Inc. (“CCFG”), and subject to the closing of such IPO, CCFG hereby agrees to pay you up to $6 million (the “Reimbursement Amount”) in two equal installments of $3.0 million (each, an “Installment Amount”) as follows:

1.  The Reimbursement Amount and each Installment Amount shall not bear interest at any time.

2.  No later than two business days after a Payment Event (as defined below) has been determined to have occurred, CCFG shall pay you an Installment Amount.  In this letter agreement, we refer to the payment date following any Payment Event as the “Payment Date.”  On the Payment Date, (a) CCFG shall pay the Installment Amount to you in cash, and (b) you, directly or through your affiliates or employees, shall use all of such Installment Amount to purchase shares of common stock of CCFG in the secondary market within 180 days of the Payment Date or as soon as reasonably practicable thereafter. All cash payments in respect of an Installment Amount shall be made to you in U.S. dollars by wire transfer of immediately available funds. In the event of any liquidation, dissolution or winding up of CCFG, any remaining unpaid portion of the Reimbursement Amount shall be paid to you in one lump sum prior to the distribution of any assets to holders of CCFG’s common stock.

3.  A Payment Event shall mean the occurrence of one or more of the following:

(a) during any consecutive four calendar quarter period ending on or after the one year anniversary of the date of the closing of the IPO (each, a “Measurement Period”), the Pre-Incentive Fee Net Investment Income of CCFG (as such term is defined in the Investment Advisory Agreement dated as of                , 2012 between you and CCFG) equals or exceeds 7.0% of CCFG’s net assets at the beginning of such Measurement Period (as adjusted for any share issuances or repurchases).  For purposes of this Section 3(a), each Measurement Period shall consist of four consecutive calendar quarters that are separate from those of any other Measurement Period; or

(b) the liquidation, dissolution or winding up of CCFG.

4.  If a Payment Event does not occur on or before the period ending on the third anniversary of the date of the closing of the IPO, CCFG’s obligation to pay you one or more of the Installment Amounts shall automatically terminate, and this letter agreement shall be of no further effect.

5.  The rights and obligations of CCFG hereunder shall be binding upon CCFG and its successors in interest and shall inure to the benefit of you and your successors, assigns, and transferees. Neither party may assign this letter agreement without the consent of the other party hereto.

6.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of New York, or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.  Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

7.  This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this letter agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

8.  This letter agreement may not be modified, waived, discharged, or terminated orally, but only by an instrument in writing signed by the parties hereto.

9.  If any provision of this letter agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this letter agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

[Signature Page Follows]

Your signature below shall signify your agreement with the foregoing letter agreement. Please sign two copies of this letter agreement, retaining one for your files and returning the other copy to Crescent Capital Finance Group, Inc.

Very truly yours,

CRESCENT CAPITAL FINANCE GROUP, INC.

By:
Name:	Joseph Keenan
Title:	Chief Financial Officer

Duly executed and agreed on , 2012:

CCFG ADVISORS, LLC

By:
Name:	Michael Parks
Title:	Chief Executive Officer

[Signature Page to Sales Load Letter Agreement]